Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Corus Entertainment declares monthly dividend for Class A and B shareholders

            TORONTO, April 14 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE:
CJR) announced today that its Board of Directors has declared monthly dividends of $0.049585 per Class A Share and $0.05 per Class B Share payable on each of May 31, 2010, June 30, 2010 and July 30, 2010 to shareholders of record at the close of business on May 14, 2010, June 15, 2010 and July 15,
2010 respectively.

            The foregoing dividends are designated as "eligible" dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation.

            Corus' Board of Directors reviews the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors and there is no entitlement to any dividend prior thereto.

            Registered shareholders who are residents of Canada and who are not currently participating in Corus' Dividend Reinvestment Plan ("the Plan") may
elect to participate in the Plan through the completion of an enrollment form which can be obtained from the Company's Plan administrator, CIBC Mellon Trust
Company, on their website at www.cibcmellon.com or by calling 1-800-387-0825.
The Plan allows eligible holders of Class A Shares and Class B Shares to acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. Non-registered beneficial shareholders who are residents of Canada and who wish to join the Plan should consult their broker, financial institution or other intermediary through which they hold
Class A Shares or Class B Shares.

            At this time, Corus' Board of Directors confirms that the Company will continue to issue shares from treasury at a 2% discount from the average market price to Plan participants of record, as determined pursuant to the terms of the Plan.

            There were 3,444,128 Class A Voting Shares outstanding and 77,336,470
Class B Non-Voting Shares outstanding on March 31, 2010.

            Corus Entertainment Inc. reports in Canadian dollars.

            About Corus Entertainment Inc.

            Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon
(Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central,
HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX,
CKOI, 98,5 FM, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

            %SEDAR: 00013131E %CIK: 0001100868

            /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
            (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 12:00e 14-APR-10